Exhibit 4.4

THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE INTO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND ARE “RESTRICTED SECURITIES” AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE REASONABLE SATISFACTION OF THE ISSUER.

12% SERIES B CONVERTIBLE BOND

Staffing 360 Solutions, Inc.

Original Issue Date:                                                                              Principal Amount: :

FOR VALUE RECEIVED, Staffing 360 Solutions, Inc., a publicly held Nevada company (OTCBB: STAF) (“STAF” or the “Company”) hereby promises to pay to              or its registered assigns (“Buyer” or “Holder”), the principal sum of              (            ), together with an interest rate of 12% per annum, on the terms set forth below. This 12% Series B Convertible Bond (this “Bond”) was issued pursuant to that certain Series B Bond Purchase Agreement dated the Original Issue Date set forth above by and between the Company and the Buyer (the “Bond Purchase Agreement”). This Bond is one of a series of bonds of like tenor in the aggregate principal amount of up to $8,000,000, with the understanding that the principal amount may be increased up to $10,000,000 at the mutual discretion of the Company and Placement Agent. Unless otherwise defined herein, capitalized terms used in this Bond shall have the meanings ascribed to them in the Bond Purchase Agreement.

1.	Payments

1.1    Coupon. 12% per annum, payable quarterly in arrears in the form of cash or PIK (in shares of common stock of the Company at a rate of $2.00 per share, subject to adjustment for stock splits, stock dividends or similar events) at the Holder’s election. From and after the occurrence and during the continuance of any Event of Default, the interest rate shall automatically be increased to eighteen percent (18%) and shall begin to accrue on all outstanding principal as well as all accrued and unpaid interest.

1.2    Principal. The Principal Amount and all accrued but unpaid interest payments, shall be due on September 30, 2015 (the “Maturity Date”), unless earlier converted. Each Investor must notify the Company by the Maturity Date whether payment will be made in the form of cash, as PIK (in shares of the Company’s common stock) or both cash and PIK. If the Investor chooses to be paid in cash, the Company will have 30 days from the Maturity Date to make the payment. If no election is made by the Investor, payment will be made in shares of common stock.

At the Maturity Date, if the Bond will be paid in shares of the Company’s common stock, the Bond shall be converted as following: (i) in the event the Company’s shares of common stock are trading at $2.67 or higher based on a 10-Day VWAP immediately prior to the Maturity Date, then the repayment price shall be set at $2.00 per share, or (ii) in the event the Company’s shares of common stock are trading below $2.67 based on a 10-Day VWAP, then the repayment price shall be set at a twenty-five percent (25%) discount to the 10-Day VWAP calculated immediately prior to the Maturity Date, provided however, that in no event will the repayment price be less than $1.50 (subject to adjustment for stock splits, stock dividends or similar events). The term “10-Day VWAP” means, for any date, the daily volume weighted average price of the Company’s common stock for the ten (10) trading day period prior to such date on the trading market on which the Company’s common stock is then listed or quoted, as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time).

1.3    Conversion of Bond. This Bond is subject to a voluntary conversion at the election of the Holder. At any time prior to the Maturity Date, the investors in this Offering may elect to convert the Bond, including all accrued but unpaid interest payments, into shares of Common Stock (the “Conversion Shares”) at the price of $2.00 per share (subject to adjustment for stock splits, stock dividends or similar events) (unless an event of default occurs prior to such conversions). The Conversion Shares and any shares issuable pursuant to Section 1.1 shall be restricted pursuant to Rule 144 under the Securities Act.

2.	Definitions

For purposes of this Bond, the following capitalized terms shall have the meanings set forth below:

“Event of Default” shall have the meaning specified in Section 3.

“Holders” shall mean the Holder and all other holders of the Bonds.

“Majority Holders” at any date shall mean the Holders of more than 50% of the principal amount of the Bonds outstanding at such date.

“Mezzanine Financing” shall mean an offering of up to $95,000,000 in debt and/or equity the Company intends to conduct in the future on terms to be determined. The Mezzanine Financing may be increased beyond the $95,000,000 at the Company’s sole discretion.

“Person” shall mean individual, partnership, corporation, trust, association or other entity.

3.	Events of Default and Remedies

3.1    Events of Default. Each of the following shall constitute an “Event of Default”:

3.1.1    The failure of the Company to pay the Principal Amount, including all accrued but unpaid interest payments when due as provided in Section 1.2 above, unless otherwise the Bond is voluntarily converted prior to the Maturity Date;

3.1.2    The failure of the Company to convert the Principal Amount, and all accrued but unpaid interest payments, and issue the respective Conversion Shares within 10 days of the Holder requesting such conversion; or the failure of the Company to pay the coupon amount when due as provided in Section 1.1 above, unless the Holder elects PIK, in which case the failure to issue the shares of Common Stock within 10 days of the due date.

3.1.3    The material default by the Company under any of its material covenants or representations under the Bond Purchase Agreement;

3.1.4    A decree, judgment, or order by a court of competent jurisdiction shall have been entered adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of the Company under any bankruptcy or similar law, and such decree of order shall have continued undischarged and unstayed for a period of 90 days; or a decree or order of a court of competent jurisdiction ordering the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of the Company, or for the winding up or liquidation of the affairs of the Company, shall have been entered, and such decree, judgment, or order shall have remained in force undischarged and unstayed for a period of 60 days;

3.1.5    The Company shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under any bankruptcy or similar law or similar statute, or shall consent to the filing of any such petition, or shall consent to the appointment of a custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due.

3.2    If an Event of Default as specified in Section 3.1.2 or Section 3.1.3 occurs and is continuing and such Event of Default is not cured within 10 days with respect to Section 3.1.2 or 60 days with respect to 3.1.3 after receipt of written notice of such default to the Company, then, and in every such case, unless the principal of this Bond shall have already become due and payable, the Majority Holders by written notice to the Company (an “Acceleration Notice”), may declare all of the principal of the Bond, together with the accrued interest payments thereon, to be due and immediately payable at such Holder’s request. If an Event of Default specified in Section 3.1.4 or Section 3.1.5 occurs, all principal of and accrued interest payments on this Bond ipso facto shall become and be immediately due and payable without any declaration or other act on the part of the Holder. In addition to the Holder’s right to pursue all remedies available to it hereunder, at law or in equity, including but not limited to pursuing bankruptcy or foreclosure proceedings, any time after the 30th day after the notice to the Company of the occurrence of an Event of Default the Holder may provide the Company with notice of its intent to convert a portion of the Debenture into Common Stock as set forth herein (a “Default Conversion Notice) (the date of such Default Conversion Notice shall be the “Default Conversion Date”). Pursuant to a Default Conversion Notice, the Holder shall have the right to convert into Common Stock up to a principal amount of this Debenture equal to 8% of the original principal amount of this Debenture (plus any accrued and unpaid interest outstanding on the Debenture) at a Conversion Price per share as to such portion equal to 75% of the average of the 20 VWAPs of the Common Stock immediately prior to the applicable Default Conversion Date until the earlier of the date that the Event of Default is cured to the satisfaction of the Holder, the Debenture is paid off in full or the Debenture is converted in full (a “Default Conversion”); provided, further, such conversions shall otherwise occur pursuant to the conversion terms set forth in Section 1.3. The Holder shall have the right to submit additional Default Conversion Notices of its intent to convert up to a principal amount of this Debenture equal to 8% of the original principal amount of this Debenture (plus any accrued and unpaid interest outstanding on the Debenture) until the Debenture is no longer outstanding, provided that the Holder may not submit more than one such notice per 30-day period. Notwithstanding anything to the contrary, the Default Conversion Date in connection with an Event of Default pursuant to Section 3.1.1 for failure to repay the Debenture in cash shall be upon immediate notice to the Company by the Holder any time after the 30th day following the Maturity Date.

If the Holder elects to make a Default Conversion, the Company agrees to issue the shares of Common Stock related to such Default Conversion within five (5) business days of the Default Conversion Date. If the Company shall fail to issue to the Holder within five (5) business days, a certificate for the number of shares of Common Stock to which the Holder is entitled, then, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash to the Holder on each day after such fifth (5th) business day that the issuance of such shares of Common Stock is not timely effected an amount equal to 1.0% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled multiplied by (B) the closing price of the Common Stock on the business day immediately preceding the last possible date which the Company could have issued such shares of Common Stock to the Holder without violating this section and (2) the Holder, upon written notice to the Company, may void its Default Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Debenture that has not been converted pursuant to such Default Conversion Notice.

3.3    Waiver. No delay or omission by the Holder to exercise any right or remedy arising upon any Event of Default shall impair the exercise of any such right or remedy or constitute a waiver of any such Event of Default. Every right and remedy given by this Section or by law to the Holder may be exercised from time to time, and as often as may be deemed expedient, by the Holder. No provision of this Bond may be waived unless in writing signed by Holder, and waiver of any one provision of this Agreement shall not be deemed to be a waiver of any other provision.

4.	Replacement Bond.

If a mutilated Bond is surrendered to the Company or if the Holder claims and submits an affidavit or other evidence, satisfactory to the Company, to the Company to the effect that this Bond has been lost, destroyed or wrongfully taken, the Company shall issue a replacement Bond if the Company’s reasonable requirements are met, including, if required by the Company, provision by the Holder of an indemnity bond or other indemnity, sufficient in the judgment of the Company, to protect the Company from any loss which any of them may suffer if the Bond is replaced.

5.	Miscellaneous

5.1    Successors. The terms and conditions of this Bond shall be binding upon and inure to the benefit of the parties to this Bond and their respective successors, heirs and personal representatives.

5.2    Governing Law. This Series B Bond shall be construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

5.3    Captions. The various captions of this Bond are for reference only and shall not be considered or referred to in resolving questions of interpretation of this Bond.

5.4    Notices. All notices, requests, demands and other communications (collectively, “Notices”) given pursuant to this Agreement shall be in writing, and shall be delivered by personal service, courier, facsimile transmission, email transmission of a pdf format data file or by United States first class, registered or certified mail, postage prepaid, addressed to the Company at its principal executive offices or the Holder at its address as set forth on the books and records of the Company. Any Notice, other than a Notice sent by registered or certified mail, shall be effective when received; a Notice sent by registered or certified mail, postage prepaid return receipt requested, shall be effective on the earlier of when received or the third day following deposit in the United States mails. Any party may from time to time change its address for further Notices hereunder by giving notice to the other party in the manner prescribed in this Section.

5.5    Amendment. The Bonds may be amended with the consent of the Company and the consent or approval of the Holders, provided that no such amendment shall reduce the interest payment rate or extend the Maturity Date without the consent or approval of the Holder. In the event of such an amendment, at the request of the Company, the Holder shall tender back to the Company its Bond and the Company shall substitute a replacement Bond reflecting such amendment(s).

5.6    Severability. Whenever possible each provision of this Bond shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Bond shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Bond.

5.7    Attorneys’ Fees. If any action or proceeding is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees to be fixed by the court.

5.8    Solely Obligations of Company. The Holder acknowledges and agrees that the obligations of the Company under this Bond are obligations solely of the Company, and are not obligations of any member, manager or officer of the Company.

IN WITNESS WHEREOF, the Company has caused this Bond to be dated, executed and issued on its behalf by its officers thereto duly authorized.

Staffing 360 Solutions, Inc.

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